UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-205859
Washington Prime Group, L.P.
(Exact name of registrant as specified in its charter)
180 East Broad Street
Columbus, Ohio 43215
(614) 621-9000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
3.850% Senior Notes due 2020
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Approximate number of holders of record as of the certification or notice date: 270
On September 17, 2015, a Registration Statement on Form S-4, filed by Washington Prime Group, L.P. (the "Partnership"), with respect to its 3.850% Senior Notes due 2020 (the “Notes”) was declared effective by the Securities and Exchange Commission (the “Commission”). On January 1, 2016, there were fewer than 300 record holders of the Notes. On February 29, 2016 and April 29, 2016, the Partnership filed an Annual Report on Form 10-K and Amendment No. 1 to its Annual Report on Form 10-K, respectively. This Certification and Notice on Form 15 serves as the notice of suspension required by Rule 15d-6. The Partnership expects to continue to file reports with the Commission as a voluntary filer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Washington Prime Group, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Washington Prime Group, L.P.
by: WP Glimcher Inc., its sole general partner

Date: May 4, 2016	By:	/s/ Gregory A. Gorospe
	Name:	Gregory A. Gorospe
	Title:	Executive Vice President, General Counsel & Secretary